Exhibit 99.3

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS
AND TO WARRANTHOLDERS OF RECORD

HEAT BIOLOGICS, INC.

Subscription Rights to Purchase Shares of Common Stock of Heat Biologics, Inc.

[•], 2017

Dear Stockholder and/or Warrantholder:

This letter is being distributed by Heat Biologics, Inc., a Delaware corporation (the “Company”), to all holders of record (the “Stockholders”) of the Company’s common stock, par value $0.0002 per share (the “Common Stock”), and to holders of record (the “Warrantholders,” and together with the Stockholders, the “Holders”) of the Company’s warrants (the “Warrants”), at 5:00 p.m., New York City time, on [•], 2017 (the “Record Date”) in connection with the rights offering by the Company, pursuant to which the Company is distributing non-transferable subscription rights (the “Rights”) to the Holders. The Rights and Common Stock are described in the Company’s prospectus, dated [•], 2017, a copy of which accompanies this letter (the “Prospectus”).

YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS, TOGETHER WITH ANY RELATED DOCUMENTS THE COMPANY PROVIDES TO YOU, BEFORE MAKING A DECISION TO EXERCISE YOUR RIGHTS TO PURCHASE SHARES OF COMMON STOCK.

Pursuant to the terms of the rights offering, the Rights may only be exercised for a maximum of [•] shares, or $7,000,000 of subscription proceeds.

The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on [•], 2017, unless the Company extends the rights offering period as set forth in the Prospectus (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned and for each share of Common Stock into which the Warrants held by you were exercisable, as applicable, at the time of the Record Date. Each Right will entitle you to purchase one share of Common Stock at a subscription price of $[•] per full share, subject to proration as described in the Prospectus (the “Basic Subscription Privilege”). If any shares of Common Stock available for purchase in the rights offering are not purchased by other holders of Rights pursuant to the exercise of their Basic Subscription Privilege (the “Excess Shares”), and to the extent you exercise your Basic Subscription Privilege in full, then you may subscribe for a number of Excess Shares pursuant to the terms and conditions of the rights offering, subject to availability and proration as described in the Prospectus (the “Over-Subscription Privilege”).

The Rights will be evidenced by a non-transferable Rights certificate(s) (the “Rights Certificate”) and will cease to have any value at the Expiration Time.

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Enclosed are copies of the following documents:

1.	Prospectus

2.	Rights Certificate

3.	Instructions for Use of Subscription Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates)

4.	A return envelope addressed to Continental Stock Transfer & Trust Company, the subscription agent for the rights offering

Your prompt action is requested. To exercise the Rights, a properly completed and signed Rights Certificate (or Notice of Guaranteed Delivery, if applicable), together with payment of the subscription price in full for each share of Common Stock subscribed for pursuant to the rights offering, must be delivered to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Rights Certificate (or Notice of Guaranteed Delivery, if applicable) with the payment, including final clearance of any checks, on or prior to the Expiration Time. Once you have exercised your Rights, such exercise may not be revoked. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from D.F. King & Co., Inc., the information agent for the offering, at (866) 796-1290 (toll free) or htbx@dfking.com. Any questions or requests for assistance concerning the rights offering should be directed to the information agent.

Very truly yours,

Heat Biologics, Inc.

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